Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The ratio of earnings to combined fixed charges and preferred share dividends for Accredited Mortgage Loan REIT Trust for year ended December 31, 2005 was 1.7, and for the period from inception (May 4, 2004) to December 31, 2004 was 2.1. We calculated the ratio of earnings to fixed charges and preferred share dividends by dividing earnings by the sum of total fixed charges and preferred share dividends. Earnings are defined as income before income taxes plus fixed charges. Fixed charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness.